Exhibit 99.1

RYB Education, Inc. Selects KPMG as its Independent Registered Public Accounting Firm

BEIJING, November 18, 2020 — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced that, effective as of November 18, 2020, the Company engaged KPMG Huazhen LLP (“KPMG”) as the Company’s independent registered public accounting firm, to replace Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). The change of the Company’s independent registered public accounting firm was approved by the audit committee of the board of directors of the Company.

KPMG is engaged to audit the consolidated financial statements of the Company as of and for the year ending December 31, 2020.

Deloitte has served as the Company’s independent registered public accounting firm since 2016, and the reports of Deloitte on the Company’s consolidated financial statements have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the entire service period, there have been no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference to the disagreements in their audit reports.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For investor and media inquiries, please contact:

In China:
RYB Education, Inc.
Investor Relations
E-mail:  ir@rybbaby.com

The Piacente Group, Inc.
Yang Song
Tel: +86 (10) 6508-0677
E-mail: ryb@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ryb@tpg-ir.com